UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934
For the month of October 2023
Commission File Number: 001-36158

Wix.com Ltd.
(Translation of registrant’s name into English)

5 Yunitsman St.,
Tel Aviv, Israel, 6936025
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐
EXPLANATORY NOTE
Wix.com Ltd. (NASDAQ: WIX), (“Wix,” the “Company,” “we” or “our”) a leading global SaaS platform to create, manage and grow an online presence, today shared that the Company’s business operations have not been disrupted and that the Company does not anticipate any impact to operations going forward amidst the evolving conflict in Israel.
All of Wix’s infrastructure and internal networks are cloud-based and located completely outside of Israel.
Less than 5% of the Company’s total workforce are in the military reserves with contingencies in place to take on their responsibilities. Because of the extensive military call-ups that have already occurred, the Company does not expect this number to increase meaningfully. Key systems and IT functions are distributed globally, the customer care team is centralized outside of Israel and sales functions are located primarily in the U.S.
Avishai Abrahami, WIX co-founder and CEO, commented, “While we don’t know how long this war will last, I am grateful that all of our employees are accounted for. The safety and well-being of our team members and their families is our top priority, and we have implemented multiple initiatives to support them as well as fellow Israelis broadly. We’re working towards resuming normal work routines that prioritizes the physical safety and mental well-being of our team during a potentially lengthy war. Amidst all of this, we remain confident in the execution of our strategy and long-term growth plans.”

FORWARD-LOOKING STATEMENTS
This document contains forward-looking statements, within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 that involve risks and uncertainties. Such forward-looking statements may include projections regarding our future performance, including, but not limited to revenue, bookings and free cash flow, and may be identified by words like "anticipate," "assume," "believe," "aim," "forecast," "indication," "continue," "could," "estimate," "expect," "intend," "may," "plan," "potential," "predict," "project," "outlook," "future," "will," "seek" and similar terms or phrases. The forward-looking statements contained in this document, including the quarterly and annual guidance, are based on management's current expectations, which are subject to uncertainty, risks and changes in circumstances that are difficult to predict and many of which are outside of our control.
Important factors that could cause our actual results to differ materially from those indicated in the forward-looking statements include, among others, our expectation that we will be able to attract and retain registered users and generate new premium subscriptions, in particular as we continuously adjust our marketing strategy and as the macro-economic environment continues to be turbulent; our expectation that we will be able to increase the average revenue we derive per premium subscription, including through our partners; our expectations related to our ability to develop relevant and required products using Artificial Intelligence ("AI"), the regulatory environment impacting AI related activities including privacy and intellectual property aspects, and potential competition from third-party AI tools which may impact our business; our expectation that new products and developments, as well as third-party products we will offer in the future within our platform, will receive customer acceptance and satisfaction, including the growth in market adoption of our online commerce solutions; our assumption that historical user behavior can be extrapolated to predict future user behavior, in particular during the current turbulent macro-economic environment; our expectation regarding the successful impact of our previously announced Cost-Efficiency Plan and other cost saving measures we may take in the future; our prediction of the future revenues generated by our user cohorts and our ability to maintain and increase such revenue growth, as well as our ability to generate and maintain elevated levels of free cash flow and profitability; our expectation to maintain and enhance our brand and reputation; our expectation that we will effectively execute our initiatives to improve our user support function through our Customer Care team, and that our recent downsizing of our Customer Care team will not affect our ability to continue attracting registered users and increase user retention, user engagement and sales; our plans to successfully localize our products, including by making our product, support and communication channels available in additional languages and to expand our payment infrastructure to transact in additional local currencies and accept additional payment methods; our expectation regarding the impact of fluctuations in foreign currency exchange rates, interest rates, potential illiquidity of banking systems, and other recessionary trends on our business; our expectations relating to the repurchase of our ordinary shares and/or Convertible Notes pursuant to our repurchase program; our expectation that we will effectively manage our infrastructure; our expectations regarding the outcome of any regulatory investigation or litigation, including class actions; our expectations regarding future changes in our cost of revenues and our operating expenses on an absolute basis and as a percentage of our revenues, as well as our ability to achieve profitability; our expectations regarding changes in the global, national, regional or local economic, business, competitive, market, and regulatory landscape, including as a result of COVID-19 and as a result of the military invasion of Ukraine by Russia or other local Israeli military campaigns; our planned level of capital expenditures and our belief that our existing cash and cash from operations will be sufficient to fund our operations for at least the next 12 months and for the foreseeable future; our expectations with respect to the integration and performance of acquisitions; our ability to attract and retain qualified employees and key personnel;

and our expectations about entering into new markets and attracting new customer demographics, including our ability to successfully attract new partners large enterprise level users and to grow our activities with these customer types as anticipated and other factors discussed under the heading "Risk Factors" in the Company's annual report on Form 20-F for the year ended December 31, 2022 filed with the Securities and Exchange Commission on March 30, 2023. The preceding list is not intended to be an exhaustive list of all of our forward-looking statements. Any forward-looking statement made by us in this press release speaks only as of the date hereof. Factors or events that could cause our actual results to differ may emerge from time to time, and it is not possible for us to predict all of them. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future developments or otherwise.
SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 12, 2023
WIX.COM LTD.
By:    /s/ Naama Kaenan
Name:    Naama Kaenan
Title:    General Counsel